UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34765

Teucrium Commodity Trust
(Exact name of registrant as specified in its charter)

c/o Teucrium Trading, LLC
Three Main Street
Suite 215
Burlington, VT 05401
Phone: (802) 540-0019
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Shares of Hashdex Bitcoin Futures ETF

(Title of each class of securities covered by this Form

Shares of Teucrium Corn Fund

Shares of Teucrium Sugar Fund

Shares of Teucrium Soybean Fund

Shares of Teucrium Wheat Fund

Shares of Teucrium Agricultural Fund

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)              ☐

Rule 12g-4(a)(2)              ☐

Rule 12h-3(b)(1)(i)         [X]

Rule 12h-3(b)(1)(ii)         ☐

Rule 15d-6                       ☐

Rule 15d-22(b)                ☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Teucrium Commodity Trust

By: Teucrium Trading, LLC, Sponsor

By:	/s/ Sal Gilbertie	Date: May 3, 2024
Sal Gilbertie Principal Executive Officer, Secretary and Member